ALPS ETF Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

May 1, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Keith A. O’Connell, Division of Investment Management

Re:	ALPS ETF Trust

(File Nos. 333-148826; 811-22175)

Dear Mr. O’Connell:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), ALPS ETF Trust (the “Company”) hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-1A be accelerated to 4:00 p.m., New York time, on May 1, 2008, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,
By:	/s/ Thomas A. Carter
Name:	Thomas A. Carter
Title:	President

ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203.

May 1, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Keith A. O’Connell, Division of Investment Management

Re:	ALPS ETF Trust

(File Nos. 333-148826; 811-22175)

Dear Mr. O’Connell:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), ALPS Distributors, Inc. (“ALPS”), in its capacity as distributor of the shares of ALPS ETF Trust (the “Company”), hereby joins in the request of the Company that the effectiveness for the Company’s above-referenced Registration Statement on Form N-1A be accelerated to 4:00 p.m., New York time, on May 1, 2008, or as soon thereafter as practicable. ALPS hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,
By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President